SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 30, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Fourth Quarter Results 2022”, dated January 30, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 30th day of January 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q4 2022

Philips sees some improvement in Q4 2022 and takes firm actions to address operational challenges in an uncertain environment

Amsterdam, January 30, 2023

Fourth-quarter highlights

  Group sales amounted to EUR 5.4 billion, with 3% comparable sales growth driven by component supply improvements, while Philips’ supply chain conditions remain challenging
  Comparable order intake decreased 8%, due to lower demand for COVID-19-related products compared to 2021 and company actions to improve the order book margin profile
  Income from operations amounted to EUR 171 million, compared to EUR 162 million in Q4 2021
  Adjusted EBITA of EUR 651 million, or 12.0% of sales, compared to EUR 647 million, or 13.1% of sales, in Q4 2021
  Operating cash flow was EUR 540 million, compared to EUR 720 million in Q4 2021

Full-year highlights

  Group sales amounted to EUR 17.8 billion, with a 3% comparable sales decline due to operational and supply challenges, lower sales in China, the consequences of the Respironics field action, and the Russia-Ukraine war
  Comparable order intake decreased 3% compared to 4% growth in 2021
  Income from operations amounted to a loss of EUR 1,529 million, largely due to the previously disclosed EUR 1.5 billion non-cash goodwill and R&D impairment charges, compared to income of EUR 553 million in 2021
  Adjusted EBITA of EUR 1,318 million, or 7.4% of sales, compared to EUR 2,054 million, or 12.0% of sales, in 2021
  Operating cash outflow of EUR 173 million, compared to an inflow of EUR 1,629 million in 2021
  Proposed dividend maintained at EUR 0.85 per share, to be distributed in shares

Roy Jakobs, CEO of Royal Philips:

“2022 has been a very difficult year for Philips and our stakeholders, and we are taking firm actions to improve our execution and step up performance with urgency. When I took over as CEO in October 2022, I said that our priorities are first to further strengthen our patient safety and quality management and address the Philips Respironics recall; second, to improve our supply chain reliability to convert our order book to sales and improve performance; and third, to simplify how we work to increase agility and productivity. This is a step-by-step improvement journey supported by our leading market positions, extended customer base, meaningful innovations, ecosystem partnerships, strong brand, and talented employees.

As we are working through the operational challenges, we progressed on our execution priorities in the fourth quarter. We provided an important and encouraging update on the complete set of test results for the first-generation DreamStation sleep therapy devices and have completed around 90% of the production for the remediation. We were able to secure more components to convert our order book into sales, although the supply chain situation remains challenging. Our order book remains strong, despite the comparable order intake decline in the quarter. The previously announced workforce reduction by 4,000 roles globally and other actions are being implemented as planned.

Today, we will present Philips’ plan to create value with sustainable impact, which is based on focused organic growth to deliver patient- and people-driven innovation at scale with improved execution as key value driver, prioritizing patient safety and quality, supply chain reliability and a simplified operating model. We are confident that these measures will enable us to deliver on our purpose to improve people’s health and well-being through meaningful innovation and create value for all our stakeholders.”

Group and business segment performance

Sales for the Group in the quarter were EUR 5.4 billion, with 3% comparable sales growth, which was driven by improved component supplies, for example in hospital patient monitoring, image-guided therapy, and ultrasound. However, Philips’ supply chain situation remains challenging, and the company anticipates further improvements to be gradual. The combined Diagnosis & Treatment and Connected Care businesses grew 5% on a comparable basis. Adjusted EBITA for the Group was EUR 651 million, or 12% of sales, due to cost inflation, partly offset by pricing and productivity measures. Philips’ comparable order intake declined 8% due to lower demand for COVID-19-related acute care products compared to 2021 and company actions to improve the order book margin profile. For the full year 2022, Philips’ performance was impacted by operational and supply challenges, inflationary pressures, the COVID situation in China, the consequences of the Respironics field action, and the Russia-Ukraine war. As a result, comparable sales declined 3%, and the Adjusted EBITA margin decreased to 7.4%.

The Diagnosis & Treatment businesses’ comparable sales increased 5% in the quarter, driven by high-single-digit growth in Ultrasound and Image-Guided Therapy. Comparable order intake decreased 7% due to company actions to improve the order book margin profile, and on the back of 10% growth in Q4 2021. The Adjusted EBITA margin was 11.3%, which was mainly due to cost inflation, partly offset by increased sales. For the full year, the Diagnosis & Treatment businesses recorded a 1% comparable sales decline and an Adjusted EBITA margin of 8.4%.

The Connected Care businesses’ comparable sales increased 5% in the quarter, driven by strong double-digit growth in Hospital Patient Monitoring. Comparable order intake decreased by 10%, mainly due to lower demand for COVID-19-related acute care products compared to 2021. The Adjusted EBITA margin increased to 12.6%, mainly due to increased sales and productivity measures, partly offset by cost inflation. For the full year, the Connected Care businesses recorded an 11% comparable sales decline, mainly due to a strong double-digit decline in Sleep & Respiratory Care, and an Adjusted EBITA margin of 2.2%.

The Personal Health businesses’ comparable sales decreased by 4% in the quarter, with double-digit growth in North America more than offset by a strong double-digit decline in China. The Adjusted EBITA margin amounted to 17.0%. For the full year, comparable sales growth for the Personal Health businesses was flat, including a 2 percentage-point impact from the Russia-Ukraine war, and the Adjusted EBITA margin amounted to 14.8%.

Highlights of Philips’ ongoing focus on innovation and customer partnerships in the quarter:

  Demonstrating the trust hospital leaders have in Philips’ strategy and solutions to help them improve health outcomes and productivity, and deliver care that is more convenient and sustainable, Philips signed around 100 new long-term strategic partnerships with hospitals and health systems across the world in 2022.

  Philips ranked as the number 1 brand in the personal health category on E-commerce platforms JD and Ali during the ‘Double 11’ shopping festival in China. Philips was the highest-ranked male grooming and oral healthcare brand on the key online shopping channels.

  In 2022, Philips’ products and solutions improved the lives of 1.8 billion people, including 200 million people in underserved communities. In addition, Philips was again recognized with the prestigious ‘A’ score for its climate action leadership by global environmental non-profit CDP (Carbon Disclosure Project).

  Philips launched the Ultrasound Compact 5000, which is designed for portability and versatility with premium image quality and performance, to facilitate first-time-right ultrasound exams for more patients.

  In 2022, Philips’ Image-Guided Therapy business reached sales of over EUR 3 billion and further expanded its market leadership position leveraging the unique strengths of its successful interventional imaging systems, such as Philips Azurion, and rich portfolio of diagnostic and therapeutic devices, such as its IVUS (intravascular ultrasound) catheters. To further drive the use of these systems and devices based on clinical evidence, more than 110 clinical studies are ongoing, including the research studies conducted by the Smith Center for Outcomes Research at Beth Israel Deaconess Medical Center with recent results that further underpinned the outcome benefits of Philips’ IVUS devices.

  At RSNA 2022, one of the largest radiology meetings globally, Philips featured its latest AI-powered diagnostic systems and multi-vendor workflow solutions that help reduce clinical complexity and enhance operational efficiency. This included the MR 5300 with its unique BlueSeal magnet for helium-free operations and sustainable imaging with premium image quality and lower site costs. Philips also featured its vendor-neutral, multi-modality Radiology Operations Command Center, which is a multi-site telepresence solution that provides advanced tele-acquisition capabilities and seamlessly connects imaging experts at a command center with technologists at scanning locations across an organization.

Philips Respironics field action for specific sleep therapy and ventilator devices

In December 2022, Philips provided an update on the completed set of test results for first-generation DreamStation sleep therapy devices. Around 90% of the production required for the delivery of replacement devices to patients has been completed. In order to expedite the completion of the recall, Philips Respironics will increase the proportion of new replacement devices, resulting in an increase in the field action provision by EUR 85 million.

As previously disclosed, Philips Respironics is subject to an investigation by the US Department of Justice, is a defendant in several class-action lawsuits and individual personal injury claims, and is in ongoing discussions with the FDA regarding the proposed consent decree. Given the uncertain nature of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not made any provisions in the accounts for these matters.

Outlook

Looking ahead, Philips expects to deliver low-single-digit comparable sales growth and high-single-digit Adjusted EBITA margin in 2023. Considering the slowing of consumer demand and a gradual improvement of the order book conversion during 2023, Philips anticipates a slow start to the year, with improvements throughout the year supported by the ongoing productivity, pricing and other actions.

This guidance excludes the impact of the ongoing discussion on the proposed consent decree beyond current assumptions (Sleep & Respiratory Care/Respironics CSGR 2023-2025 of 10%), as well as ongoing litigation and the investigation by the US Department of Justice related to the Respironics field action.

Dividend

Philips intends to submit to the 2023 Annual General Meeting of Shareholders a proposal to declare a dividend of EUR 0.85 per common share, and to distribute such dividend in shares.

Conference call and audio webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results and Philips’ plan to create value with sustainable impact. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Fourth-quarter highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q4 2021	Q4 2022
Sales	4,944	5,422
Nominal sales growth	(6)%	10%
Comparable sales growth1)	(10)%	3%
Comparable order intake2)	4%	(8)%
Income from operations	162	171
as a % of sales	3.3%	3.2%
Financial expenses, net	(21)	(78)
Investments in associates, net of income taxes	(8)	(86)
Income tax (expense) benefit	6	(120)
Income from continuing operations	139	(113)
Discontinued operations, net of income taxes	12	8
Net income	151	(105)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	0.16	(0.13)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.57	0.41
Net income attributable to shareholders3) (in EUR) - diluted	0.18	(0.12)
EBITA1)	230	301
as a % of sales	4.6%	5.5%
Adjusted EBITA1)	647	651
as a % of sales	13.1%	12.0%
Adjusted EBITDA1)	905	891
as a % of sales	18.3%	16.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales increased by 3%, driven by improved component supplies. The Connected Care and Diagnosis & Treatment businesses recorded mid-single-digit growth, while the Personal Health businesses posted a mid-single-digit decline.
  Comparable order intake decreased by 8%, with a double-digit decline in the Connected Care businesses, due to lower demand for COVID-19-related acute care products compared to 2021, and a high-single-digit decline in the Diagnosis & Treatment businesses, mainly due to actions to improve the order book margin profile.
  Adjusted EBITA was EUR 651 million and the margin amounted to 12.0%, mainly due to cost inflation, partly offset by pricing and productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 350 million, compared to EUR 417 million in Q4 2021. Q4 2022 includes EUR 103 million restructuring charges, EUR 85 million for the Respironics field-action provision, EUR 63 million Respironics field-action running remediation costs, and a EUR 60 million provision for a legal matter.
  Financial income and expenses resulted in a net expense of EUR 78 million, compared to a net expense of EUR 21 million in Q4 2021. Q4 2022 includes lower gains on the value of Philips' minority participations and higher interest expense, primarily due to bonds issued in April 2022, compared to Q4 2021.
  Investments in associates mainly includes an impairment of EUR 66 million.
  Income tax expense increased by EUR 126 million year-on-year, mainly due to lower tax benefits in Q4 2022.
  Net income in Q4 2022 decreased compared to Q4 2021, mainly due to the factors highlighted above and impairments of goodwill and technology assets of in total EUR 49 million.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q4 2021	Q4 2022	nominal	comparable1)
Western Europe	1,111	1,144	3%	4%
North America	1,903	2,283	20%	5%
Other mature geographies	449	471	5%	10%
Total mature geographies	3,463	3,898	13%	6%
Growth geographies	1,481	1,524	3%	(2)%
Philips Group	4,944	5,422	10%	3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Sales in mature geographies increased by 6%, driven by mid-single-digit growth in North America and Western Europe and double-digit growth in other mature geographies. In growth geographies, sales decreased by 2% on a comparable basis, mainly due to China.

Cash and cash equivalents balance

in millions of EUR unless otherwise stated

	Q4 2021	Q4 2022
Beginning cash balance	3,827	776
Free cash flow1)	519	303
Net cash flows from operating activities	720	540
Net capital expenditures	(201)	(237)
Other cash flows from investing activities	(13)	25
Treasury shares transactions	(1,449)	(140)
Changes in debt	(33)	240
Other cash flow items	16	(60)
Net cash flows from discontinued operations	(564)	28
Ending cash balance	2,303	1,172
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities decreased, mainly due to increased working capital and cash costs related to provisions.
  Treasury shares transactions mainly includes share repurchases for capital reduction and for Long-Term Incentive purposes, whereas Q4 2021 mainly included share repurchases for capital reduction purposes.
  Changes in debt in Q4 2022 includes the draw-down of EUR 500 million under the new EUR 1 billion credit facility that was announced in October 2022, partly offset by a commercial paper repayment of EUR 200 million.
  Net cash flows from discontinued operations in Q4 2021 included the tax payments on the sale of the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	September 30, 2022	December 31, 2022
Long-term debt	6,910	7,270
Short-term debt	1,397	931
Total debt	8,307	8,201
Cash and cash equivalents	776	1,172
Net debt	7,531	7,028
Shareholders' equity	14,437	13,249
Non-controlling interests	43	34
Group equity	14,479	13,283
Net debt : group equity ratio1)	34:66	35:65
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2021	Q4 2022
Sales	2,508	2,808
Sales growth
Nominal sales growth	2%	12%
Comparable sales growth1)	0%	5%
Income from operations	315	158
as a % of sales	12.6%	5.6%
EBITA1)	339	233
as a % of sales	13.5%	8.3%
Adjusted EBITA1)	325	318
as a % of sales	13.0%	11.3%
Adjusted EBITDA1)	406	395
as a % of sales	16.2%	14.1%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 5% in Q4 2022, driven by high-single-digit growth in Ultrasound and Image-Guided Therapy, due to improved component supplies. Diagnostic Imaging recorded low-single-digit growth.
  Comparable sales in mature geographies showed mid-single-digit growth, driven by high-single-digit growth in Western Europe and low-single-digit growth in North America. Growth geographies recorded high-single-digit growth, driven by double-digit growth in Latin America, Africa and India, partly offset by a mid-single-digit decline in China.
  Adjusted EBITA was EUR 318 million and the margin amounted to 11.3%, mainly due to cost inflation, partly offset by increased sales.
  Restructuring, acquisition-related and other charges amounted to EUR 85 million, compared to a net gain of EUR 15 million in Q4 2021. Q4 2022 includes a provision of EUR 60 million for a legal matter and EUR 25 million restructuring and acquisition-related costs. In Q1 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 30 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2021	Q4 2022
Sales	1,199	1,368
Sales growth
Nominal sales growth	(24)%	14%
Comparable sales growth1)	(32)%	5%
Income from operations	(314)	(77)
as a % of sales	(26.2)%	(5.6)%
EBITA1)	(275)	(29)
as a % of sales	(22.9)%	(2.1)%
Adjusted EBITA1)	145	172
as a % of sales	12.1%	12.6%
Adjusted EBITDA1)	200	218
as a % of sales	16.7%	15.9%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 5%, driven by strong double-digit growth in Hospital Patient Monitoring.
  Comparable sales in growth geographies showed high-single-digit growth, driven by high-single-digit growth in China and double-digit growth in Middle East & Turkey. Mature geographies recorded mid-single-digit growth, driven by high-single-digit growth in Western Europe and low-single-digit growth in North America.
  Adjusted EBITA improved to EUR 172 million and the margin amounted to 12.6%, mainly due to increased sales and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges were EUR 201 million, compared to EUR 420 million in Q4 2021. Q4 2022 includes EUR 85 million for the Respironics field-action provision, EUR 63 million Respironics field-action running remediation costs, and EUR 43 million restructuring and acquisition-related charges. In Q1 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 95 million. This excludes the impact of the ongoing discussion on the proposed consent decree, as well as ongoing litigation and the investigation by the US Department of Justice related to the Respironics field action.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2021	Q4 2022
Sales	1,051	1,056
Sales growth
Nominal sales growth	(2)%	0%
Comparable sales growth1)	(4)%	(4)%
Income from operations	220	173
as a % of sales	20.9%	16.4%
EBITA1)	223	177
as a % of sales	21.2%	16.8%
Adjusted EBITA1)	222	180
as a % of sales	21.1%	17.0%
Adjusted EBITDA1)	253	208
as a % of sales	24.1%	19.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 4%, with low-single-digit growth in Oral Healthcare, which was more than offset by a double-digit decline in Personal Care.
  Comparable sales in mature geographies showed high-single-digit growth, driven by double-digit growth in North America and low-single-digit growth in Western Europe. Growth geographies recorded a double-digit decline, due to a double-digit decline in China and Russia & Central Asia.
  Adjusted EBITA was EUR 180 million and the margin amounted to 17.0%, mainly due to a decline in sales and factory coverage, partly offset by productivity measures.
  In Q1 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q4 2021	Q4 2022
Sales	186	190
Income from operations	(59)	(82)
EBITA1)	(57)	(80)
Adjusted EBITA1) of:	(44)	(20)
IP Royalties	64	109
Innovation	(43)	(45)
Central costs	(62)	(73)
Other	(3)	(11)
Adjusted EBITDA1)	45	70
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 4 million, mainly due to higher royalty income, partly offset by a decrease in supplies to the divested Domestic Appliances business.
  Adjusted EBITA increased by EUR 24 million, mainly due to higher royalty income, partly offset by an adverse currency impact.
  Restructuring, acquisition-related and other charges amounted to EUR 60 million, compared to EUR 14 million in Q4 2021. Q4 2022 includes EUR 38 million restructuring charges and EUR 21 million impairment of intangible assets. In Q1 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Proposed dividend distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 9, 2023, to declare a distribution of EUR 0.85 per common share, in common shares, against retained earnings.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 11, 2023, at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 12, 2023.

The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 11, 12 and 15, 2023. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on May 17, 2023. Distribution of the dividend (up to EUR 751 million), with delivery of new common shares and settlement of any fractions in cash, will take place from May 18, 2023.

Further details will be given in the agenda with explanatory notes for the 2023 Annual General Meeting of Shareholders. All information included here remains provisional until then.

Full-year highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	January to December
	2021	2022
Sales	17,156	17,827
Nominal sales growth	(1)%	4%
Comparable sales growth1)	(1)%	(3)%
Comparable order intake2)	4%	(3)%
Income from operations	553	(1,529)
as a % of sales	3.2%	(8.6)%
Financial expenses, net	(39)	(200)
Investments in associates, net of income taxes	(4)	(2)
Income tax (expense) benefit	103	113
Income from continuing operations	612	(1,618)
Discontinued operations, net of income taxes	2,711	13
Net income	3,323	(1,605)
Earnings per common share (EPS)
Income from continuing operations to shareholders3) (in EUR) - diluted	0.67	(1.84)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	1.65	0.96
Net income attributable to shareholders3) per common share (in EUR) - diluted	3.65	(1.82)
EBITA1)	890	192
as a % of sales	5.2%	1.1%
Adjusted EBITA1)	2,054	1,318
as a % of sales	12.0%	7.4%
Adjusted EBITDA1)	2,985	2,305
as a % of sales	17.4%	12.9%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 3%, mainly due to operational and supply challenges, the COVID situation in China, the consequences of the Respironics field action, and the Russia-Ukraine war. Comparable sales showed a low-single-digit decline in the Diagnosis & Treatment businesses, a double-digit decline in the Connected Care businesses, and flat growth in the Personal Health businesses.
  Comparable order intake decreased by 3%, with low-single-digit growth in the Diagnosis & Treatment businesses, which was more than offset by a double-digit decline in the Connected Care businesses.
  Adjusted EBITA was EUR 1,318 million and the margin amounted to 7.4%, mainly due to the decline in sales and cost inflation, partly offset by pricing and productivity measures.
  Income from operations includes a charge of EUR 1.5 billion related to goodwill and R&D impairments.
  Restructuring, acquisition-related and other charges amounted to EUR 1,127 million, compared to EUR 1,164 million in 2021. 2022 includes: restructuring charges amounting to EUR 185 million; EUR 282 million portfolio realignment impairments and charges; EUR 250 million for the Respironics field-action provision; EUR 210 million Respironics field-action running remediation costs; a EUR 60 million provision for a legal matter; and EUR 59 million for provisions for quality actions in Connected Care.
  Financial income and expenses resulted in a net expense of EUR 200 million, compared to a net expense of EUR 39 million in 2021. 2022 includes lower gains on the value of Philips' minority participations and higher interest expense, primarily due to bonds issued in April 2022, compared to 2021.
  Income tax expense decreased by EUR 10 million year-on-year, mainly due to lower income, partly offset by a non-deductible goodwill impairment in the Sleep & Respiratory Care business in 2022 and a one-off benefit relating to the recognition of tax assets due to a business transfer in 2021.
  Net income in 2022 decreased compared to 2021, mainly due to the factors highlighted above and the EUR 2.5 billion gain on the sale of Domestic Appliances in 2021.

Cash and cash equivalents balance

in millions of EUR

	January to December
	2021	2022
Beginning cash and cash equivalents balance	3,226	2,303
Free cash flow1)	900	(961)
Net cash flows from operating activities	1,629	(173)
Net capital expenditures	(729)	(788)
Other cash flows from investing activities	(2,943)	(698)
Treasury shares transactions	(1,613)	(174)
Changes in debt	(251)	1,092
Dividend paid to shareholders	(482)	(412)
Other cash flow items	62	34
Net cash flows discontinued operations	3,403	(12)
Ending cash and cash equivalents balance	2,303	1,172
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities decreased, mainly due to lower cash earnings, increased working capital and cash costs related to the Philips Respironics field action.
  Other cash flows from investing activities mainly includes the acquisitions of Vesper Medical and Cardiologs, whereas 2021 included the acquisitions of BioTelemetry and Capsule Technologies.
  Treasury shares transactions mainly includes share repurchases for capital reduction and for Long-Term Incentive purposes, whereas 2021 mainly included share repurchases for capital reduction purposes.
  Changes in debt in 2022 mainly includes new bonds issued of EUR 2 billion and the draw-down of EUR 500 million under the new EUR 1 billion credit facility, partly offset by bond repayments of EUR 1.2 billion.
  Net cash flows from discontinued operations in 2021 included the net cash proceeds after tax on the sale of the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2021	December 31, 2022
Long-term debt	6,473	7,270
Short-term debt	506	931
Total debt	6,980	8,201
Cash and cash equivalents	2,303	1,172
Net debt	4,676	7,028
Shareholders' equity	14,438	13,249
Non-controlling interests	36	34
Group equity	14,475	13,283
Net Debt : group equity ratio1)	24:76	35:65
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  The increase in net debt to group equity in 2022 mainly results from new bonds issued, net cash outflow and the effect of the net loss, partly offset by currency translation gains in equity.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2021	2022
Sales	8,635	9,168
Sales growth
Nominal sales growth	6%	6%
Comparable sales growth1)	8%	(1)%
Income from operations	941	404
as a % of sales	10.9%	4.4%
EBITA1)	1,097	573
as a % of sales	12.7%	6.2%
Adjusted EBITA1)	1,071	774
as a % of sales	12.4%	8.4%
Adjusted EBITDA1)	1,358	1,055
as a % of sales	15.7%	11.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 1%, with mid-single-digit growth in Image-Guided Therapy and low-single-digit growth in Enterprise Diagnostic Informatics, which was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to specific electronic component shortages.
  Comparable sales growth in mature geographies was flat. Growth geographies recorded a low-single-digit decline, which was mainly due to China.
  Adjusted EBITA was EUR 774 million and the margin amounted to 8.4%, mainly due to cost inflation, partly offset by productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 201 million, compared to a gain of EUR 25 million in 2021. 2022 includes EUR 120 million portfolio realignment impairments and charges and a provision of EUR 60 million for a legal matter.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2021	2022
Sales	4,573	4,403
Sales growth
Nominal sales growth	(17)%	(4)%
Comparable sales growth1)	(23)%	(11)%
Income from operations	(722)	(2,246)
as a % of sales	(15.8)%	(51.0)%
EBITA1)	(562)	(716)
as a % of sales	(12.3)%	(16.3)%
Adjusted EBITA1)	497	95
as a % of sales	10.9%	2.2%
Adjusted EBITDA1)	680	326
as a % of sales	14.9%	7.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 11%, mainly due to the consequences of the Respironics field action and the impact of supply chain headwinds.
  Comparable sales in growth geographies showed a double-digit decline and in mature geographies a high-single-digit decline.
  Adjusted EBITA was EUR 95 million and the margin amounted to 2.2%, mainly due to the decline in sales and cost inflation, partly offset by productivity measures.
  Income from operations includes a charge of EUR 1.3 billion related to a goodwill impairment due to revisions to the expected future cash flows of the Sleep & Respiratory Care business.
  Restructuring, acquisition-related and other charges were EUR 811 million, compared to EUR 1,058 million in 2021. 2022 includes EUR 250 million for the Respironics field action provision, EUR 210 million Respironics running remediation costs, EUR 160 million portfolio realignment impairments and charges, EUR 59 million provisions for quality actions in Connected Care, and EUR 108 million restructuring and acquisition-related charges.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2021	2022
Sales	3,429	3,626
Sales growth
Nominal sales growth	7%	6%
Comparable sales growth1)	9%	0%
Income from operations	576	515
as a % of sales	16.8%	14.2%
EBITA1)	591	531
as a % of sales	17.2%	14.6%
Adjusted EBITA1)	590	538
as a % of sales	17.2%	14.8%
Adjusted EBITDA1)	706	652
as a % of sales	20.6%	18.0%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was flat. Oral Healthcare and Mother & Child Care recorded mid-single-digit growth, which was offset by a mid-single-digit decline in Personal Care.
  Comparable sales in mature geographies showed high-single-digit growth, driven by double-digit growth in North America. Growth geographies recorded a double-digit decline, mainly due to China.
  Adjusted EBITA was EUR 538 million and the margin amounted to 14.8%, mainly due to cost inflation and an adverse foreign currency impact, partly offset by pricing and productivity measures.

Other

Key data

in millions of EUR

	January to December
	2021	2022
Sales	519	629
Income from operations	(242)	(202)
EBITA1)	(236)	(196)
Adjusted EBITA1) of:	(105)	(89)
IP Royalties	246	322
Innovation	(151)	(135)
Central costs	(189)	(258)
Other	(10)	(18)
Adjusted EBITDA1)	241	272
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 110 million, mainly due to additional royalty income and supplies to the divested Domestic Appliances business.
  Adjusted EBITA increased by EUR 16 million, mainly due to higher royalty income, partly offset by an adverse currency impact and investment in Quality & Regulatory.
  Restructuring, acquisition-related and other charges amounted to EUR 107 million, compared to EUR 131 million in 2021. 2022 includes EUR 61 million restructuring charges and a EUR 21 million impairment of intangible assets.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; Philips’ ability to execute and deliver on programs on business transformation and IT system changes and continuity; the effectiveness of our supply chain; attracting and retaining personnel; COVID and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2021. Reference is also made to Risk management in the Philips semi-annual report 2022.

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. Future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities and the portion to be replaced or repaired. Actual outcomes in future periods may differ from these estimates and affect the company’s results of operations, financial position and cash flows. In Q3 2022 there was a goodwill impairment charge of EUR 1.3 billion related to the Sleep & Respiratory Care cash-generating unit (CGU). As a result of this impairment and related uncertainties, the valuation of the CGU remains sensitive to changes in key assumptions. Adverse changes to these assumptions would cause a material impairment loss to be recognized. Furthermore, Philips Respironics is subject to an investigation by the US Department of Justice, is a defendant in several class-action lawsuits and individual personal injury claims, and is in ongoing discussions with the FDA regarding a proposed consent decree. Given the uncertain nature of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not made any provisions in the accounts for these matters.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2021.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs.

Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2021. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to the totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2021 except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company’s consolidated financial statements for the year ending December 31, 2022.

Prior-period amounts have been reclassified to conform to the current-period presentation due to immaterial organizational changes.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q4		January to December
	2021	2022	2021	2022
Sales	4,944	5,422	17,156	17,827
Cost of sales	(3,026)	(3,201)	(9,988)	(10,633)
Gross margin	1,918	2,221	7,168	7,194
Selling expenses	(1,175)	(1,280)	(4,258)	(4,609)
General and administrative expenses	(124)	(195)	(599)	(671)
Research and development expenses	(475)	(504)	(1,806)	(2,103)
Impairment of goodwill		(27)	(15)	(1,357)
Other business income	45	26	186	127
Other business expenses	(28)	(70)	(123)	(109)
Income from operations	162	171	553	(1,529)
Financial income	35	14	149	58
Financial expenses	(56)	(92)	(188)	(258)
Investment in associates, net of income taxes	(8)	(86)	(4)	(2)
Income before taxes	133	7	509	(1,731)
Income tax (expense) benefit	6	(120)	103	113
Income from continuing operations	139	(113)	612	(1,618)
Discontinued operations, net of income taxes	12	8	2,711	13
Net income	151	(105)	3,323	(1,605)

Attribution of net income
Net income attributable to shareholders1)	157	(106)	3,319	(1,608)
Net income attributable to non-controlling interests	(6)	0	4	3
Income from continuing operations attributable to shareholders1)	145	(113)	608	(1,622)

Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	888,858	882,867	904,272	881,616
- diluted	894,388	882,867	909,655	881,616
Income from continuing operations attributable to shareholders1) (in EUR)
- basic	0.16	(0.13)	0.67	(1.84)
- diluted	0.16	(0.13)	0.67	(1.84)
Net income attributable to shareholders1) (in EUR)
- basic	0.18	(0.12)	3.67	(1.82)
- diluted	0.18	(0.12)	3.65	(1.82)
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Condensed statements of comprehensive income

In millions of EUR

	January to December
	2021	2022
Net income for the period	3,323	(1,605)

Pensions and other post employment plans:
Remeasurement, before tax	134	101
Income tax effect on remeasurements	(21)	(20)

Financial assets fair value through OCI:
Net current-period change, before tax	(39)	(32)
Income tax effect on net current-period change	1	1
Total of items that will not be reclassified to Income statement	74	49

Currency translation differences:
Net current-period change, before tax	1,078	748
Income tax effect on net current-period change	(5)	2
Reclassification adjustment for (gain) loss realized	36	-
Reclassification adjustment for (gain) loss realized, in discontinued operations	69

Cash flow hedges:
Net current-period change, before tax	(52)	(29)
Income tax effect on net current-period change	18	(10)
Reclassification adjustment for (gain) loss realized	(14)	63
Total of items that are or may be reclassified to Income Statement	1,129	774

Other comprehensive income for the period	1,203	823

Total comprehensive income for the period	4,527	(782)

Total comprehensive income (loss) attributable to:
Shareholders of Koninklijke Philips N.V.	4,520	(786)
Non-controlling interests	7	4

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

in millions of EUR

	December 31, 2021	December 31, 2022
Non-current assets:
Property, plant and equipment	2,699	2,638
Goodwill	10,637	10,238
Intangible assets excluding goodwill	3,650	3,526
Non-current receivables	224	279
Investments in associates	426	537
Other non-current financial assets	630	660
Non-current derivative financial assets	2	4
Deferred tax assets	2,216	2,449
Other non-current assets	129	98
Total non-current assets	20,613	20,429

Current assets:
Inventories	3,450	4,049
Other current financial assets	2	11
Other current assets	493	490
Current derivative financial assets	61	123
Income tax receivable	180	222
Current receivables	3,787	4,115
Assets classified as held for sale	71	77
Cash and cash equivalents	2,303	1,172
Total current assets	10,347	10,259
Total assets	30,961	30,688

Equity:
Equity	14,438	13,249
Common shares	177	178
Capital in excess of par value	4,646	5,025
Reserves	748	1,488
Other	8,868	6,558
Non-controlling interests	36	34
Group equity	14,475	13,283

Non-current liabilities:
Long-term debt	6,473	7,270
Non-current derivative financial liabilities	119	4
Long-term provisions	1,315	1,097
Deferred tax liabilities	83	91
Non-current contract liabilities	446	515
Non-current tax liabilities	544	435
Other non-current liabilities	56	60
Total non-current liabilities	9,037	9,471

Current liabilities:
Short-term debt	506	931
Current derivative financial liabilities	83	207
Income tax payable	128	40
Accounts payable	1,872	1,968
Accrued liabilities	1,784	1,626
Current contract liabilities	1,491	1,696
Short-term provisions	998	1,018
Liabilities directly associated with assets held for sale	1	-
Other current liabilities	587	448
Total current liabilities	7,450	7,934
Total liabilities and group equity	30,961	30,688

Amounts may not add up due to rounding.

Consolidated statements of cash flows

in millions of EUR

	January to December
	2021	2022
Cash flows from operating activities:
Net income (loss)	3,323	(1,605)
Results of discontinued operations - net of income tax	(2,711)	(13)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	1,323	1,602
Impairment of goodwill	15	1,357
Share-based compensation	108	95
Net loss (gain) on sale of assets	55	(115)
Interest income	(18)	(25)
Interest expense on debt, borrowings and other liabilities	152	226
Investments in associates, net of income taxes	4	112
Income taxes	(103)	(113)
Decrease (increase) in working capital:	(401)	(862)
Decrease (increase) in receivables and other current assets	(39)	(342)
Decrease (increase) in inventories	(581)	(572)
Increase (decrease) in accounts payable, accrued and other current liabilities	219	52
Decrease (increase) in non-current receivables and other assets	(46)	1
Increase (decrease) in other liabilities	33	(84)
Increase (decrease) in provisions	427	(199)
Other items	(164)	(39)
Interest received	17	15
Interest paid	(151)	(205)
Dividends received from investments in associates	14	12
Income taxes paid	(249)	(333)
Net cash provided by (used for) operating activities	1,629	(173)
Cash flows from investing activities:
Net capital expenditures	(729)	(788)
Purchase of intangible assets	(107)	(105)
Expenditures on development assets	(259)	(257)
Capital expenditures on property, plant and equipment	(397)	(444)
Proceeds from sales of property, plant and equipment	33	18
Net proceeds from (cash used for) derivatives and current financial assets	48	(72)
Purchase of other non-current financial assets	(124)	(116)
Proceeds from other non-current financial assets	124	78
Purchase of businesses, net of cash acquired	(3,098)	(712)
Net proceeds from sale of interests in businesses, net of cash disposed of	107	124
Net cash provided by (used for) investing activities	(3,672)	(1,487)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	(25)	47
Principal payments on short-term portion of long-term debt	(302)	(1,472)
Proceeds from issuance of long-term debt	76	2,516
Re-issuance of treasury shares	23	12
Purchase of treasury shares	(1,636)	(187)
Dividend paid to shareholders1)	(482)	(412)
Dividend paid to shareholders of non-controlling interests	(2)	(6)
Net cash provided by (used for) financing activities	(2,347)	500

Net cash provided by (used for) continuing operations	(4,390)	(1,160)
Net cash provided by (used for) discontinued operations	3,403	(12)
Net cash provided by (used for) continuing and discontinued operations	(986)	(1,172)
Effect of changes in exchange rates on cash and cash equivalents	65	41
Cash and cash equivalents at the beginning of the period	3,226	2,303
Cash and cash equivalents at the end of the period	2,303	1,172
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding.

Condensed consolidated statements of change in equity

In millions of EUR

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
			reserves			other

Balance as of January 1, 2021	182	4,400	(305)	23	(58)	7,828	(199)	11,870	31	11,901
Total comprehensive income (loss)			(39)	(48)	1,175	3,432		4,520	7	4,527
Dividend distributed	1	290				(773)		(482)	(2)	(484)
Minority buy-out									-	-
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings						-		-		-
Purchase of treasury shares						-	(758)	(757)		(757)
Re-issuance of treasury shares		(150)				18	143	11		11
Forward contracts						48	(869)	(821)		(821)
Share call options						12	(21)	(9)		(9)
Cancellation of treasury shares	(7)					(1,221)	1,228
Share-based compensation plans		110						110		110
Income tax share-based compensation plans		(4)						(4)		(4)
Balance as of December 31, 2021	177	4,646	(344)	(25)	1,117	9,344	(476)	14,438	36	14,475

Balance as of January 1, 2022	177	4,646	(344)	(25)	1,117	9,344	(476)	14,438	36	14,475
Total comprehensive income (loss)			(32)	23	749	(1,527)		(786)	4	(782)
Dividend distributed	3	326				(741)		(412)	(6)	(418)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(1)			1		-		-
Purchase of treasury shares						-	(24)	(24)		(24)
Re-issuance of treasury shares		(43)				(28)	77	7		7
Forward contracts						76	(140)	(64)		(64)
Share call options						5	(12)	(6)		(6)
Cancellation of treasury shares	(2)					(298)	299
Share-based compensation plans		95						95		95
Income tax share-based compensation plans		1						1		1
Balance as of December 31, 2022	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283

Amounts may not add up due to rounding.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio, refer to Fourth-quarter highlights and Full-year highlights

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2021 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q4 2022				January to December
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2022 versus 2021
Diagnosis & Treatment	12.0%	0.0%	(6.7)%	5.3%	6.2%	0.0%	(6.8)%	(0.7)%
Connected Care	14.1%	(0.6)%	(8.4)%	5.2%	(3.7)%	(0.1)%	(7.0)%	(10.8)%
Personal Health	0.5%	0.0%	(4.9)%	(4.4)%	5.7%	0.0%	(5.7)%	0.1%
Philips Group	9.7%	0.2%	(6.5)%	3.4%	3.9%	(0.2)%	(6.5)%	(2.8)%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q4		January to December
	2021	2022	2021	2022
Net income	151	(105)	3,323	(1,605)
Discontinued operations, net of income taxes	(12)	(8)	(2,711)	(13)
Income from continuing operations	139	(113)	612	(1,618)
Income from continuing operations attributable to non-controlling interests	6	-	(4)	(3)
Income from continuing operations attributable to shareholders1)	145	(113)	608	(1,622)
Adjustments for:
Amortization and impairment of acquired intangible assets	69	104	322	363
Impairment of goodwill		27	15	1,357
Restructuring and acquisition-related charges	26	117	95	202
Other items:	391	233	1,069	925
Respironics field-action provision	220	85	719	250
Respironics field-action running remediation costs	46	63	94	210
R&D project impairments				134
Portfolio realignment charges				109
Impairment of assets in S&RC				39
Provision for a legal matter		60		60
Provisions for quality actions in Connected Care	74		94	59
Loss on divestment of business	6		76
Remaining items	45	26	87	63
Net finance expenses	(21)	-	(84)	(4)
Tax impact of adjusted items and tax only adjusting items	(104)	(7)	(527)	(376)
Adjusted income from continuing operations attributable to shareholders1)	507	360	1,497	845
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.16	(0.13)	0.67	(1.84)
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.57	0.41	1.65	0.96
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2022
Net income	(105)
Discontinued operations, net of income taxes	(8)
Income tax expense	120
Investments in associates, net of income taxes	86
Financial expenses	92
Financial income	(14)
Income from operations	171	158	(77)	173	(82)
Amortization and impairment of acquired intangible assets	104	49	49	4	2
Impairment of goodwill	27	27
EBITA	301	233	(29)	177	(80)
Restructuring and acquisition-related charges	117	25	43	10	38
Other items:	233	60	158	(6)	22
Respironics field-action provision	85		85
Respironics field-action running remediation costs	63		63
Provision for a legal matter	60	60
Remaining items	26	-	10	(6)	22
Adjusted EBITA	651	318	172	180	(20)

January to December 2022
Net income	(1,605)
Discontinued operations, net of income taxes	(13)
Income tax benefit	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	404	(2,246)	515	(202)
Amortization and impairment of acquired intangible assets	363	143	199	15	7
Impairment of goodwill	1,357	27	1,331
EBITA	192	573	(716)	531	(196)
Restructuring and acquisition-related charges	202	21	108	11	61
Other items:	925	180	703	(4)	46
Respironics field-action provision	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	120	12	3
Portfolio realignment charges	109		109
Impairment of assets in S&RC	39		39
Provision for a legal matter	60	60
Provisions for quality actions in Connected Care	59		59
Remaining items	63	-	24	(6)	46
Adjusted EBITA	1,318	774	95	538	(89)

Q4 2021
Net income	151
Discontinued operations, net of income taxes	(12)
Income tax benefit	(6)
Investments in associates, net of income taxes	8
Financial expenses	56
Financial income	(35)
Income from operations	162	315	(314)	220	(59)
Amortization and impairment of acquired intangible assets	69	25	39	4	1
EBITA	230	339	(275)	223	(57)
Restructuring and acquisition-related charges	26	(15)	47	(1)	(4)
Other items:	391	-	373		18
Respironics field-action provision	220		220
Respironics field-action running remediation costs	46		46
Provisions for quality actions in Connected Care	74		74
Loss on divestment of business	6				6
Remaining items	45	-	34		11
Adjusted EBITA	647	325	145	222	(44)

January to December 2021
Net income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax benefit	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(722)	576	(242)
Amortization and impairment of acquired intangible assets	322	153	148	15	6
Impairment of goodwill	15	2	13
EBITA	890	1,097	(562)	591	(236)
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items:	1,069	(32)	965	-	136
Respironics field-action provision	719	-	719		-
Respironics field-action running remediation costs	94		94
Provisions for quality actions in Connected Care	94		94
Loss on divestment of business	76				76
Remaining items	87	(32)	58	-	61
Adjusted EBITA	2,054	1,071	497	590	(105)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2022
Net income	(105)
Discontinued operations, net of income taxes	(8)
Income tax expense	120
Investments in associates, net of income taxes	86
Financial expenses	92
Financial income	(14)
Income from operations	171	158	(77)	173	(82)
Depreciation, amortization and impairments of fixed assets	381	125	107	32	116
Impairment of goodwill	27	27
Restructuring and acquisition-related charges	117	25	43	10	38
Other items:	233	60	158	(6)	22
Respironics field-action provision	85		85
Respironics field-action running remediation costs	63		63
Provision for a legal matter	60	60
Remaining items	26	-	10	(6)	22
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(37)	-	(13)	-	(24)
Adjusted EBITDA	891	395	218	208	70

January to December 2022
Net income	(1,605)
Discontinued operations, net of income taxes	(13)
Income tax benefit	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	404	(2,246)	515	(202)
Depreciation, amortization and impairments of fixed assets	1,602	559	514	132	397
Impairment of goodwill	1,357	27	1,331
Restructuring and acquisition-related charges	202	21	108	11	61
Other items:	925	180	703	(4)	46
Respironics field-action provision	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	120	12	3
Portfolio realignment charges	109		109
Impairment of assets in S&RC	39		39
Provision for a legal matter	60	60
Provisions for quality actions in Connected Care	59		59
Remaining items	63	-	24	(6)	46
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(252)	(135)	(84)	(3)	(30)
Adjusted EBITDA	2,305	1,055	326	652	272

Q4 2021
Net income	151
Discontinued operations, net of income taxes	(12)
Income tax benefit	(6)
Investments in associates, net of income taxes	8
Financial expenses	56
Financial income	(35)
Income from operations	162	315	(314)	220	(59)
Depreciation, amortization and impairments of fixed assets	343	108	109	35	91
Restructuring and acquisition-related charges	26	(15)	47	(1)	(4)
Other items:	391	-	373		18
Respironics field-action provision	220		220
Respironics field-action running remediation costs	46		46
Provisions for quality actions in Connected Care	74		74
Loss on divestment of business	6				6
Remaining items	45	-	34		11
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(17)	(1)	(16)	-	-
Adjusted EBITDA	905	406	200	253	45

January to December 2021
Net income	3,323
Discontinued operations, net of income taxes	(2,711)
Income tax benefit	(103)
Investments in associates, net of income taxes	4
Financial expenses	188
Financial income	(149)
Income from operations	553	941	(722)	576	(242)
Depreciation, amortization and impairments of fixed assets	1,323	459	382	131	350
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	95	7	93	(1)	(5)
Other items:	1,069	(32)	965	-	136
Respironics field-action provision	719	-	719		-
Respironics field-action running remediation costs	94		94
Provisions for quality actions in Connected Care	94		94
Loss on divestment of business	76				76
Remaining items	87	(32)	58	-	61
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(70)	(21)	(51)		2
Adjusted EBITDA	2,985	1,358	680	706	241

Composition of free cash flow

in millions of EUR

	Q4		January to December
	2021	2022	2021	2022
Net cash provided by operating activities	720	540	1,629	(173)
Net capital expenditures	(201)	(237)	(729)	(788)
Purchase of intangible assets	(17)	(26)	(107)	(105)
Expenditures on development assets	(68)	(57)	(259)	(257)
Capital expenditures on property, plant and equipment	(129)	(164)	(397)	(444)
Proceeds from disposals of property, plant and equipment	13	10	33	18
Free cash flow	519	303	900	(961)

Philips statistics

in millions of EUR unless otherwise stated

	2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,827	4,230	4,156	4,944	3,918	4,177	4,310	5,422
Comparable sales growth1)	9%	9%	(8)%	(10)%	(4)%	(7)%	(5)%	3%
Comparable order intake2)	(5)%	(15)%	47%	4%	5%	1%	(6)%	(8)%
Gross margin	1,487	1,789	1,973	1,918	1,511	1,731	1,730	2,221
as a % of sales	38.9%	42.3%	47.5%	38.8%	38.6%	41.4%	40.1%	41.0%
Selling expenses	(986)	(1,056)	(1,041)	(1,175)	(1,064)	(1,111)	(1,154)	(1,280)
as a % of sales	(25.8)%	(25.0)%	(25.0)%	(23.8)%	(27.2)%	(26.6)%	(26.8)%	(23.6)%
G&A expenses	(173)	(138)	(164)	(124)	(155)	(146)	(175)	(195)
as a % of sales	(4.5)%	(3.3)%	(3.9)%	(2.5)%	(4.0)%	(3.5)%	(4.1)%	(3.6)%
R&D expenses	(424)	(470)	(437)	(475)	(495)	(490)	(615)	(504)
as a % of sales	(11.1)%	(11.1)%	(10.5)%	(9.6)%	(12.6)%	(11.7)%	(14.3)%	(9.3)%
Income from operations	(52)	85	358	162	(181)	11	(1,529)	171
as a % of sales	(1.4)%	2.0%	8.6%	3.3%	(4.6)%	0.3%	(35.5)%	3.2%
Net income	40	153	2,980	151	(151)	(20)	(1,329)	(105)
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	(0.04)	0.07	0.47	0.16	(0.17)	(0.03)	(1.50)	(0.13)
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.28	0.40	0.40	0.57	0.15	0.14	0.25	0.41
EBITA1)	61	173	426	230	(107)	92	(94)	301
as a % of sales	1.6%	4.1%	10.2%	4.6%	(2.7)%	2.2%	(2.2)%	5.5%
Adjusted EBITA1)	362	532	512	647	243	216	209	651
as a % of sales	9.5%	12.6%	12.3%	13.1%	6.2%	5.2%	4.8%	12.0%
Adjusted EBITDA1)	579	762	739	905	488	461	466	891
as a % of sales	15.1%	18.0%	17.8%	18.3%	12.5%	11.0%	10.8%	16.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics in millions of EUR unless otherwise stated

	2021				2022
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,827	8,057	12,212	17,156	3,918	8,095	12,405	17,827
Comparable sales growth1)	9%	9%	3%	(1)%	(4)%	(5)%	(5)%	(3)%
Comparable order intake 2)	(5)%	(11)%	4%	4%	5%	3%	(1)%	(3)%
Gross margin	1,487	3,277	5,250	7,168	1,511	3,243	4,973	7,194
as a % of sales	38.9%	40.7%	43.0%	41.8%	38.6%	40.1%	40.1%	40.4%
Selling expenses	(986)	(2,042)	(3,083)	(4,258)	(1,064)	(2,175)	(3,329)	(4,609)
as a % of sales	(25.8)%	(25.3)%	(25.2)%	(24.8)%	(27.2)%	(26.9)%	(26.8)%	(25.9)%
G&A expenses	(173)	(311)	(475)	(599)	(155)	(301)	(476)	(671)
as a % of sales	(4.5)%	(3.9)%	(3.9)%	(3.5)%	(4.0)%	(3.7)%	(3.8)%	(3.8)%
R&D expenses	(424)	(894)	(1,331)	(1,806)	(495)	(985)	(1,600)	(2,103)
as a % of sales	(11.1)%	(11.1)%	(10.9)%	(10.5)%	(12.6)%	(12.2)%	(12.9)%	(11.8)%
Income from operations	(52)	33	391	553	(181)	(170)	(1,700)	(1,529)
as a % of sales	(1.4)%	0.4%	3.2%	3.2%	(4.6)%	(2.1)%	(13.7)%	(8.6)%
Net income	40	192	3,173	3,323	(151)	(171)	(1,500)	(1,605)
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	(0.04)	0.03	0.51	0.67	(0.17)	(0.20)	(1.72)	(1.84)
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.28	0.69	1.08	1.65	0.15	0.30	0.55	0.96
EBITA1)	61	234	660	890	(107)	(15)	(109)	192
as a % of sales	1.6%	2.9%	5.4%	5.2%	(2.7)%	(0.2)%	(0.9)%	1.1%
Adjusted EBITA1)	362	894	1,406	2,054	243	459	667	1,318
as a % of sales	9.5%	11.1%	11.5%	12.0%	6.2%	5.7%	5.4%	7.4%
Adjusted EBITDA1)	579	1,341	2,080	2,985	488	948	1,414	2,305
as a % of sales	15.1%	16.6%	17.0%	17.4%	12.5%	11.7%	11.4%	12.9%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,289	912,734	910,306	870,182	869,298	885,316	885,348	881,481
Shareholders' equity per common share in EUR	13.80	13.10	16.00	16.59	16.64	16.63	16.31	15.03
Net debt : group equity ratio1)	34:66	36:64	21:79	24:76	28:72	31:69	34:66	35:65
Total employees	77,343	77,084	77,746	78,189	78,548	78,831	79,097	77,233
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

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